============================================================


             SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, DC 20549



                         FORM 11-K/A

                       AMENDMENT NO. 1

                        ANNUAL REPORT
              PURSUANT TO SECTION 15(d) OF THE
             SECURITIES AND EXCHANGE ACT OF 1934



         FOR THE FISCAL YEAR ENDED DECEMBER 31, 1996


                THRIFT PLAN FOR EMPLOYEES OF
                         CONOCO INC.
                  (FULL TITLE OF THE PLAN)


                         CONOCO INC.
                600 NORTH DAIRY ASHFORD ROAD
                      HOUSTON, TX 77079
 (NAME AND ADDRESS OF PRINCIPAL EXECUTIVE OFFICE OF ISSUER)


============================================================

                      EXPLANATORY NOTE


     This Amendment to the Annual Report on Form 11-K for the fiscal year ended December 31, 1996 of Conoco Inc.
("Conoco" or the "Company") is being filed by Conoco in order to amend the following items (the "Amended Items") in the 11-K, as set forth in the pages attached hereto:

     Item 1.   Statements of Net Assets Available for Plan
               Benefits, with Fund Information at
               December 31, 1996 and 1995.

     Item 2.   Notes to Financial Statements.

     In accordance with Rule 12b-15 under the Securities
Exchange Act of 1934, as amended, the text of each of the Amended Items is set forth in its entirety in the pages attached hereto.

     A consent of Price Waterhouse LLP, independent accountants for the Company, is being filed as an exhibit hereto.

                            INDEX
                            -----

                                                     Page(s)
                                                     -------

Report of Independent Accountants..................       5

Financial Statements:

  Statements of Net Assets Available for Plan
  Benefits, with Fund Information at
  December 31, 1996 and 1995........................    6-9

  Statements of Changes in Net Assets Available
  for Plan Benefits, with Fund Information
  for the Years Ended December 31, 1996 and 1995....  10-13

  Notes to Financial Statements.....................  14-22

Supplemental Schedules*:

  Schedule I:
    Schedule of Assets Held for Investment Purposes
    at December 31, 1996............................     23

  Schedule II:
    Schedule of Reportable Transactions for the
    Year Ended December 31, 1996....................     24


                          EXHIBITS
                          --------

Exhibit
Number                   Description
-------                  -----------

  24           Consent of Independent Accountants


*Other supplemental schedules required by Section
2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

     Pursuant to the requirements of the Securities and Exchange Act of 1934, Conoco Inc. has duly caused this Amendment to be signed by the undersigned hereunto duly authorized.


                    Thrift Plan for Employees of
                               Conoco Inc.



                    Date: July 15, 1997



                    By:       /s/Mario Rocconi, Jr.
                        ---------------------------------
                                Mario Rocconi, Jr.
                        Vice President of Human Resources

              REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants of the Thrift Plan for Employees of Conoco Inc. and the Employee Benefit Plans Board of
Conoco Inc.

In our opinion, the financial statements listed in the accompanying index present fairly, in all material respects, the net assets available for plan benefits of the Thrift Plan for Employees of Conoco Inc. (the "Plan") at December 31, 1996 and 1995, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan Administrator; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan Administrator, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The Fund Information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and the changes in net assets available for plan benefits of each fund. Schedules I and II and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements takes as a whole.





PRICE WATERHOUSE LLP
Philadelphia, Pennsylvania
June 6, 1997



                                                     PAGE 6

                                            THRIFT PLAN FOR EMPLOYEES
                                                       OF
                                                   CONOCO INC.

                              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                                              WITH FUND INFORMATION
                                                DECEMBER 31, 1996

                               (Dollars In Thousands, Except Unit or Share Values)


                                                                  FUND INFORMATION
                                      -------------------------------------------------------------------------
                                                                      3-Way        DuPont               Merrill
                                         Fixed         Fidelity       Asset        Common                 Lynch
                                         Income        Magellan     Allocation      Stock       Loan     Equity
                                          Fund           Fund          Fund         Fund        Fund      Index
                                      -------------   -----------   ----------   -----------   -------   -------
Investments, at fair value
  (notes 1, 2 and 3)
  DuPont Company common stock
    (cost $257,308) ...............                                              $475,483<Fa>
  Mutual Funds (cost
    $213,929) .....................                   $141,847
  Common/Collective Trusts
    (cost $86,909).................                                 $62,973                              $57,610
  Short-term investments & cash
    (cost $39,562).................      $38,605           163           72           547                     66
  Loans to participants-
    principal balance .............                                                            $36,945
                                      ----------      --------      -------      --------      -------   -------
                                          38,605       142,010       63,045       476,030       36,945    57,676
Investments, at Contract Value
  Fixed Income Fund
    (contract value $1,952,549)..      1,952,549<Fa>
                                      ----------       -------      -------      --------      -------   -------
    Total investments ...........      1,991,154       142,010       63,045       476,030       36,945    57,676


Receivables
  Due from Conoco Inc. ............        3,079           533          212         1,386                    252
                                      ----------      --------      -------      --------      -------   -------

Net assets available for plan
  benefits ........................   $1,994,233      $142,543      $63,257      $477,416     $36,945    $57,928
                                      ==========      ========      =======      ========      =======   =======

Unit or share values (note 2) .....     $100.926       $80.650      $16.370       $94.125                $49.161
                                        ========       =======      =======       =======                =======

<Fa> Represents more than 5% of the net assets available for benefits.

The accompanying notes are an integral part of these financial statements.


Continued on next page


                                                       PAGE 7

                                             THRIFT PLAN FOR EMPLOYEES
                                                         OF
                                                     CONOCO INC.

                                STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                                                WITH FUND INFORMATION
                                            DECEMBER 31, 1996 (Continued)

                                 (Dollars In Thousands, Except Unit or Share Values)


                                                        FUND INFORMATION
                                             -----------------------------------
                                                                         Merrill
                                              Merrill       Merrill      Lynch
                                              Lynch         Lynch        Basic
                                              Global        Capital      Value
                                              Holdings      Fund         Fund         Total
                                             ----------    ---------    --------    -----------
Investments, at fair value
  (notes 1, 2 and 3)
  DuPont Company common stock
    (cost $257,308) .............                                                     $475,483
  Mutual Funds (cost
    $213,929)....................              $32,682     $31,264      $30,303        236,096
  Common/Collective Trusts
    (cost $86,909)...............                                                      120,583
  Short-term investments & cash
    (cost $39,562)...............                   38          36           35         39,562
  Loans to participants-
    principal balance ...........                                                       36,945
                                               --------    --------     -------      ----------
                                                 32,720     31,300       30,338        908,669
Investments, at Contract Value
  Fixed Income Fund
    (contract value $1,952,549)..                                                    1,952,549
                                                -------     -------      ------      ---------
    Total investments ...........                32,720     31,300       30,338      2,861,218


Receivables
  Due from Conoco Inc............                  127         116          135         5,840
                                                -------    --------      -------      ---------
Net assets available for plan
  benefits ......................              $32,847     $31,416       $30,473    $2,867,058
                                               =======     ========      =======    ===========

Unit or share values (note 2) ...              $14.080     $31.050       $31.000
                                                ======      ======       =======



The accompanying notes are an integral part of these financial statements.



                                                     PAGE 8

                                            THRIFT PLAN FOR EMPLOYEES
                                                       OF
                                                   CONOCO INC.

                              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                                              WITH FUND INFORMATION
                                                DECEMBER 31, 1995

                               (Dollars In Thousands, Except Unit or Share Values)


                                                                   FUND INFORMATION
                                    --------------------------------------------------------------------------
                                                                   3-Way       DuPont                 Merrill
                                      Fixed        Fidelity        Asset       Common                  Lynch
                                      Income       Magellan      Allocation     Stock        Loan      Equity
                                       Fund          Fund           Fund        Fund         Fund      Index
                                    -----------   -----------    ----------  ----------     -------   -------
Investments, at fair value
  (notes 1, 2 and 3)
  DuPont Company common stock
    (cost $243,232) ..............                                               $383,492<Fa>
  Mutual Funds (cost
    $189,120).....................                    $154,191<Fa>
  Common/Collective Trusts                                           $59,232                             $26,392
    (cost $63,092)................
  Short-term investments & cash
    (cost $27,657)................       $26,988           149            57          371                     25
  Loans to participants-
    principal balance ............                                                             $38,074
                                      ----------      --------       -------     --------      -------   -------
                                          26,988       154,340        59,289      383,863       38,074    26,417
Investments, at Contract Value
  Fixed Income Fund
    (contract value $1,843,776)...     1,843,776<Fa>
                                       ---------       -------       -------      -------      -------   -------
    Total investments ............     1,870,764       154,340        59,289      383,863       38,074    26,417

Receivables
  Due from Conoco Inc. ...........         3,505           699           232        1,377                    115
                                      ----------      --------       -------     --------      -------   -------
Net assets available for plan
  benefits .....................      $1,874,269      $155,039       $59,521     $385,240      $38,074   $26,532
                                      ==========      ========       =======     ========      =======   =======

Unit or share values (note 2) ....        $93.46        $85.98        $14.58       $69.88                 $40.09
                                          ======        ======        ======       ======                 ======


<Fa> Represents more than 5% of the net assets available for benefits.


The accompanying notes are an integral part of these financial statements.



Continued on next page


                                                       PAGE 9

                                             THRIFT PLAN FOR EMPLOYEES
                                                         OF
                                                     CONOCO INC.

                                STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                                               WITH FUND INFORMATION
                                                 DECEMBER 31, 1995 (Continued)

                                 (Dollars In Thousands, Except Unit or Share Values)



                                                    FUND INFORMATION
                                   ---------------------------------------------
                                                                         Merrill
                                    Merrill   Merrill       Merrill      Lynch
                                    Lynch     Lynch         Lynch        Basic
                                    Global    Balanced      Capital      Value
                                    Holdings  Fund          Fund         Fund         Total
                                    --------  ---------    --------     --------    -----------
Investments, at fair value
  (notes 1, 2 and 3)
  DuPont Company common stock
    (cost $243,232) .............                                                     $383,492
  Mutual Funds (cost
    $189,120)....................   $25,197     $4,632     $24,550      $15,959        224,529
  Common/Collective Trusts
    (cost $63,092)...............                                                       85,624
  Short-term investments & cash
    (cost $27,657)...............        24          4          24           15         27,657
  Loans to participants-
    principal balance ...........                                                       38,074
                                    --------    -------     -------      -------     ----------
                                     25,221      4,636      24,574        15,974       759,376
Investments, at Contract Value
  Fixed Income Fund
    (contract value $1,843,776)..                                                    1,843,776
                                    -------     ------     -------       -------    ----------
    Total investments............    25,221      4,636      24,574        15,974     2,603,152


Receivables
  Due from Conoco Inc............       125         24         109            86         6,272
                                    --------    -------    --------      -------    -----------
Net assets available for plan
  benefits ....................     $25,346     $4,660     $24,683      $16,060     $2,609,424
                                    =======     =======    ========      =======    ===========

Unit or share values (note 2) ...    $13.32     $11.37      $30.55       $28.31
                                     ======     ======      ======       ======



The accompanying notes are an integral part of these financial statements.



                                                       PAGE 10
                                              THRIFT PLAN FOR EMPLOYEES
                                                    OF CONOCO INC.
                            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                                                 WITH FUND INFORMATION
                                          FOR THE YEAR ENDED DECEMBER 31, 1996
                                                 (Dollars in Thousands)


                                                       FUND INFORMATION
                             ---------------------------------------------------------------------
                                                      3-Way        DuPont                 Merrill
                               Fixed       Fidelity   Asset        Common                 Lynch
                               Income      Magellan   Allocation   Stock       Loan       Equity
                               Fund        Fund       Fund         Fund        Fund       Index
                             ---------   ---------   --------   ----------   ---------   ---------
Investment income
  Interest ................. $148,182         $31        $13         $87       $3,111          $8
  Dividends ................               25,201                 11,531
  Distribution of loan
    interest income.........    1,788         258         99         761       (3,111)         69

Net realized gains..........                1,852      2,898      52,664                    1,190
Net unrealized appreciation
  (depreciation) in fair
  value of investments .....              (10,957)     4,197      77,915                    6,946
                             ---------   ---------   --------   ---------    ---------    --------
    Total investment income.  149,970      16,385      7,207     142,958                    8,213

Contributions
  Conoco Inc. contributions
    (net of forfeitures
    applied of $456)........   13,396       2,833        983       5,734                      827
  Participants ............    19,136       4,536      1,463       8,218           17       1,342
  Rollovers.................   42,900       2,135        724       3,039                    2,154
                            ----------   ---------   --------   ---------    ---------    --------
                              225,402      25,889     10,377     159,949           17      12,536
                            ----------   ---------   --------   ---------    ---------    --------
Withdrawals ................ (153,038)     (9,406)    (4,294)    (15,148)      (3,556)     (1,747)
Net transfers among funds
  Loans ....................  (12,903)     (1,317)      (573)     (3,306)      18,748        (172)
  Loan principal repayments.    9,025       1,447        524       4,054      (16,291)        406
  Interfund transfers.......   52,265     (29,011)    (2,308)    (52,560)                  20,373
Affiliated company
  transfers in(out), net....     (787)        (98)        10        (813)         (47)
                             ---------   ---------   --------   ---------    ---------    --------
                             (105,438)    (38,385)    (6,641)    (67,773)      (1,146)     18,860
                             ---------   ---------   --------   ---------    ---------    --------

Net Increase(Decrease).....   119,964     (12,496)     3,736      92,176       (1,129)     31,396
Net assets available
  for plan benefits:
  Beginning of year ....... 1,874,269     155,039     59,521     385,240       38,074      26,532
                             ----------  ---------   --------   ---------    --------     --------
  End of year .............$1,994,233    $142,543    $63,257    $477,416      $36,945     $57,928
                           ==========   =========    ========   =========    ========     ========

The accompanying notes are an integral part of these financial statements.


Continued on next page



                                                       PAGE 11
                                            THRIFT PLAN FOR EMPLOYEES
                                                   OF CONOCO INC.

                            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                                                  WITH FUND INFORMATION
                                    FOR THE YEAR ENDED DECEMBER 31, 1996 (Continued)
                                                  (Dollars in Thousands)


                                           FUND INFORMATION
                             ------------------------------------------
                                                                Merrill
                             Merrill     Merrill    Merrill     Lynch
                             Lynch       Lynch      Lynch       Basic
                             Global      Balanced   Capital     Value
                             Holdings    Fund       Fund        Fund               Total
                             ---------  ---------   ---------   --------        -----------
Investment income
  Interest .................      $6          $0          $6         $5           $151,449
  Dividends ................   2,039         106       3,077      1,954             43,908
  Distribution of loan
    interest income.........      47           1          43         45

Net realized gains..........     627          23         557        522             60,333
Net unrealized appreciation
  (depreciation) in fair
  value of investments......   1,035                     (88)     1,401             80,449
                             --------   ---------   ---------   --------        -----------
    Total investment income.   3,754         130       3,595      3,927            336,139

Contributions
  Conoco Inc. contributions
  (net of forfeitures
  applied of $456)..........     579           9         540        528             25,429
  Participants .............     958          13         870        889             37,442
  Rollovers.................     235                     148        888             52,223
                             --------   ---------   ---------   --------        -----------
                               5,526         152       5,153      6,232            451,233
                             --------   ---------   ---------   --------        -----------
Withdrawals.................    (987)        (52)     (2,380)    (1,215)          (191,823)
Net transfers among funds
  Loans ....................    (160)                   (196)      (121)
  Loan principal repayments.     322           3         259        251
  Interfund transfers.......   2,781      (4,763)      3,869      9,354
Affiliated company
  transfers in(out), net....      19                     28        (88)            (1,776)
                             --------   ---------   ---------   --------        -----------
                               1,975      (4,812)      1,580      8,181           (193,599)
                             --------   ---------   ---------   --------        -----------
Net Increase(Decrease)....     7,501      (4,660)      6,733     14,413            257,634
Net assets available
  for plan benefits:
  Beginning of year ........  25,346       4,660      24,683     16,060          2,609,424
                             --------   ---------   ---------   --------        -----------
  End of year .............. $32,847      $    0     $31,416    $30,473         $2,867,058
                             ========   =========   =========   ========        ===========


The accompanying notes are an integral part of these financial statements.



                                                PAGE 12
                                       THRIFT PLAN FOR EMPLOYEES
                                            OF CONOCO INC.

                            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                                                 WITH FUND INFORMATION
                                        FOR THE YEAR ENDED DECEMBER 31, 1995
                                                (Dollars in Thousands)


                                                FUND INFORMATION
                             ---------------------------------------------------------------------
                                                      3-Way        DuPont                 Merrill
                               Fixed       Fidelity   Asset        Common                 Lynch
                               Income      Magellan   Allocation   Stock       Loan       Equity
                               Fund        Fund       Fund         Fund        Fund       Index
                            -----------  ---------   --------   ---------    ---------   ---------
Investment income
  Interest .................  $148,446        $18         $7         $47       $2,983          $2
  Dividends ................                8,742                 10,904
  Distribution of loan
    interest income ........     1,829        236         83         676       (2,983)         31

Net realized gains(losses)                  7,306      1,308      28,126                      606
Net unrealized appreciation
    in fair value of
    investments ............               25,003     12,131      49,585                    5,305
                              ---------    --------  --------    --------    ---------   ---------
    Total investment income.   150,275     41,305     13,529      89,338                    5 944

Contributions
  Conoco Inc.
    contributions (net
    of forfeitures
    applied of $128).......     15,089      2,845      1,026       5,579                      398
  Participants ..............   20,660      5,287      1,613       8,845                      787
  Rollovers.................    12,164                               507
                            -----------  ---------   --------   ---------    ---------   ---------
                               198,188     49,437     16,168     104,269                    7,129
                            -----------  ---------   --------   ---------    ---------   ---------
Withdrawals ................  (123,608)   (6,009)     (1,668)    (14,318)      (2,603)       (604)
Net transfers among funds
  Loans ....................   (14,499)   (1,144)       (540)     (3,438)      20,167        (128)
  Loan principal repayments.     8,637     1,193         392       3,124      (14,121)        157
  Interfund transfers.......    23,214   (10,859)     (1,350)    (10,319)                   5,623
Affiliated company
  transfers in(out), net....      (733)     (130)        (40)       (126)         (62)        117
                            -----------  ---------   --------   ---------    ---------   ---------
                              (106,989)   (16,949)    (3,206)    (25,077)       3,381       5,165
                            -----------  ---------   --------   ---------    ---------   ---------
Net Increase(Decrease)....      91,199     32,488     12,962      79,192        3,381      12,294
Net assets available
  for plan benefits:
  Beginning of year ........ 1,783,070    122,551     46,559     306,048       34,693      14,238
                            -----------  ---------   --------   ---------    ---------   ---------
  End of year ..............$1,874,269   $155,039    $59,521    $385,240      $38,074     $26,532
                            ===========  =========   ========   =========    =========   =========

The accompanying notes are an integral part of these financial statements.

Continued on next page



                                                       PAGE 13

                                            THRIFT PLAN FOR EMPLOYEES
                                                   OF CONOCO INC.

                          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                                               WITH FUND INFORMATION
                                 FOR THE YEAR ENDED DECEMBER 31, 1995 (Continued)
                                               (Dollars in Thousands)


                                                     FUND INFORMATION
                                      --------------------------------------------
                                                                           Merrill
                                       Merrill     Merrill     Merrill     Lynch
                                       Lynch       Lynch       Lynch       Basic
                                       Global      Balanced    Capital     Value
                                       Holdings    Fund        Fund        Fund           Total
                                      ----------   ---------  ---------   ---------    -----------
Investment income
  Interest ...................               $2          $1         $3          $2       $151,511
  Dividends ..................            1,327         317      2,499         668         24,457
  Distribution of loan
    interest income ..........               58           9         34          27

Net realized gains (losses) ..              140        (238)       350         240         37,838
Net unrealized appreciation
   in fair value of
   investments ...............            2,320         833      3,120       2,467        100,764
                                       ---------    --------  ---------   ---------    -----------
    Total investment income ..            3,847         922      6,006       3,404        314,570

Contributions
  Conoco Inc.
    contributions (net of forfeitures
    applied of $128)..........              656         132        501         345         26,571
  Participants  ..............            1,081         225        838         630         39,966
  Rollovers...................                                       1           1         12,673
                                       ----------   --------  ---------   ---------    -----------
                                          5,584       1,279      7,346       4,380        393,780
                                       ----------   --------  ---------   ---------    -----------
Withdrawals ..................           (1,117)       (321)      (766)       (605)      (151,619)
Net transfers among funds
  Loans ......................             (194)        (16)      (120)        (88)
  Loan principal repayments ..              248          50        171         149
  Interfund transfers.........           (6,585)     (2,098)       (44)      2,418
Affiliated company
  transfers in(out), net......                           (8)       (30)         (5)        (1,017)
                                       ----------   --------  ---------   ----------   -----------
                                         (7,648)     (2,393)      (789)      1,869       (152,636)
                                       ----------   --------  ---------   ----------   -----------
Net Increase(Decrease).....              (2,064)     (1,114)     6,557       6,249        241,144
Net assets available
  for plan benefits:
  Beginning of year ..........           27,410       5,774     18,126       9,811      2,368,280
                                       ---------    ---------  --------   ----------   -----------
  End of year ................          $25,346      $4,660    $24,683     $16,060     $2,609,424
                                       =========    =========  ========   ==========   ===========


The accompanying notes are an integral part of these financial statements.


                        THRIFT PLAN FOR EMPLOYEES
                                    OF
                        CONOCO INC. ("THE COMPANY")

                        NOTES TO FINANCIAL STATEMENTS


NOTE 1 -- DESCRIPTION OF THE THRIFT PLAN:

          The following description of the Thrift Plan for Employees of Conoco Inc. (the "Plan") provides only general information. Members should refer to the Plan document for the Plan's provisions.

THE PLAN

          The Plan is a defined contribution plan which was established in 1952 by Conoco Inc. (the "Company"), a wholly-owned subsidiary of E. I. du Pont de Nemours and Company (DuPont). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 and the Internal Revenue Code.

          The purpose of the Plan is to encourage employees to save systematically a portion of their current compensation and to assist them to accumulate additional means for the time of their retirement. The Plan is a tax-qualified, contributory profit sharing plan. Employees of the Company, including employees of Affiliated Companies that have adopted the Plan, who have previously met the eligibility requirements of the Plan or who have completed a designated period of 12 consecutive months during which they complete 1,000 hours or more of service; who are regular, full time employees and have completed at least one year of continuous service, are eligible to participate in a qualified profit-sharing plan of an Affiliated Company from which they were transferred, or became, prior to January 1, 1993, and remained members of the Retirement Plan of Conoco Inc. (now the Pension and Retirement Plan of E. I. du Pont de Nemours and Company (Title 2)); are eligible to participate in the Plan.

          An eligible Participant may authorize the Company to make a payroll deduction under the Plan ranging from 1% to 19% of monthly compensation. The amount deducted can be deposited into a before-tax or after-tax account or some combination thereof; however, no more than 15% may be deposited into a before-tax account. Participants' monthly deductions up to 6% are called Basic Deposits. The Company will contribute an amount equal to 100% of the Participant's monthly basic deposits. Subject to certain limitations, certain Participants are eligible to make Supplemental Deposits, lump sum deposits or deposits in the form of monthly deductions in excess of 16%. Due to the discrimination rules of the Internal Revenue Code, only "Non-highly Compensated" Participants are currently able to make lump sum Supplemental Deposits.

                        THRIFT PLAN FOR EMPLOYEES
                                    OF
                       CONOCO INC. (THE "COMPANY")

                 NOTES TO FINANCIAL STATEMENTS - (Continued)


          A Participant with less than five years of participation credit or service, who withdraws any matched before-tax or after-tax deposits will forfeit a portion of related Company Contributions in accordance with the specific Plan provisions. Company Contributions will be suspended for six months if a Participant makes an in-service withdrawal of any earnings in the before-tax or after-tax accounts, or Basic Deposits or Company Contributions contributed during the last 24 months. Employee deposits and matching Company Contributions will be suspended for up to 12 months if a Participant withdraws any before-tax contribution prior to age 59-1/2. In certain circumstances such a withdrawal may also preclude a Participant from making any before-tax contributions in the year following the withdrawal.

          Any vested Participant who separates from service, including one who retires, may elect to make a full account withdrawal at any time. Required minimum distributions commence in March following the year in which a former Participant reaches age 70-1/2. A Participant who is an active employee may elect to defer minimum distributions until he separates from service or may elect to commence minimum distribution payments in March following the year in which he reaches age 70-1/2.

          Participants may borrow up to one-half of their nonforfeitable account balances subject to certain minimum and maximum loan limitations. The loans are executed by promissory notes and have a minimum term of 12 months and a maximum term of 60 months, except for qualified residential loans which have a maximum term of 120 months. The loans bear an interest rate equal to the average rate charged by selected major banks to prime customers for secured loans. The loans are repaid over the term in monthly installments of principal and interest by payroll deduction. A participant also has the right to repay the loan in full at any time without penalty.

  INVESTMENT FUNDS

          The following investment funds have been established for the investment of Employee Deposits and Company Contributions. The nature of the investments maintained in each fund is described below:

Fixed Income Fund            -- Investments under agreements with one or more
                                financial institutions, including insurance companies, banks and other investment organizations that provide for a stable rate of return.

Fidelity Magellan Fund       -- A growth mutual fund offered through Fidelity
                                Investments Institutional Operation Company.

                        THRIFT PLAN FOR EMPLOYEES
                                     OF
                         CONOCO INC. (THE "COMPANY")

                 NOTES TO FINANCIAL STATEMENTS - (Continued)


3-Way Asset Allocation Fund  -- 3-Way Asset Allocation Fund with money invested by BZW Global Investors
                                among stocks, bonds, and cash
                                (money market).

DuPont Common Stock Fund     -- Common Stock of E. I. du Pont de Nemours and
                                Company, Conoco's ultimate parent company.

Loan Fund                    -- Participant loans--amounts transferred from
                                other funds that are loaned to
                                participants.

Merrill Lynch Funds          -- Prior to March 1, 1996, a group of 4
                                different mutual funds and 1 common/
                                collective trust, each with its own
                                investment objective offered through
                                Merrill Lynch.  On March 1, 1996, Merrill
                                Lynch merged the Balanced Fund into the
                                Global Holdings Fund; thereby eliminating the Balanced Fund from Merrill Lynch's investment line-up. Prior to the merger, participants were permitted to transfer their Balanced Fund holdings to any of the other investment options available in the Plan. The Plan's position remaining in the Balanced Fund, immediately prior to the merger, was converted to the Merrill Lynch Capital Fund.

          Participants may allocate their Employee Deposits and Company Contributions among all funds at their discretion and may reallocate the amounts in their accounts among all funds at their discretion. Members may reallocate the amounts in their accounts among all funds, except the Loan Fund, at their discretion.

          Affiliated Company transfers in(out) represent the net movement of Participant account balances among the Plan and other defined contribution benefit plans sponsored by Affiliated Companies.

                          THRIFT PLAN FOR EMPLOYEES
                                     OF
                         CONOCO INC. (THE "COMPANY")

                 NOTES TO FINANCIAL STATEMENTS - (Continued)


ADMINISTRATION

          The designated trustee of all the aforementioned funds is Merrill Lynch Trust Company of America (Merrill Lynch). The administration of the Plan is vested in the Employee Benefit Plans Board. The Board of Directors of Conoco Inc. or its delegee may designate three or more persons to serve on the Employee Benefit Plans Board, which has the authority to prescribe regulations for the administration of the Plan, review all claims for benefits under the Plan and enter into agreements with one or more entities, including, but not limited to insurance companies, banks and other investment organizations, to provide a stable rate of return for the Fixed Income Fund. All recordkeeping and trustee fees of the Plan are paid by the Company. Brokerage fees, transfer taxes, investment fees and other expenses incident to the purchase and sale of securities and investments in the Fixed Income Fund, Fidelity Magellan Fund, DuPont Common Stock Fund, 3-Way Asset Allocation Fund, and Merrill Lynch Funds shall be included in the cost of such securities or investments, or deducted from the sales proceeds, as the case may be.

          While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. In the event the Plan is terminated, all participants become vested and the distribution of all account balances will be made based upon the valuation of the participant's account on the termination date.

RECEIVABLES

          Receivables are comprised of Employee Deposits of $2,665,824 and $2,832,057, Company Contributions of $2,022,788 and $2,241,256 and loan repayments of $1,151,245 and $1,197,181, which are amounts due as of December 31, 1996 and December 31, 1995, respectively.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INVESTMENT VALUATION AND INCOME RECOGNITION

          The accompanying financial statements are prepared on the accrual basis of accounting. The Plan's investments are stated at fair value, except for the Fixed Income Fund, which is valued at contract value which approximates fair value. The Fixed Income Fund guaranteed investment contracts, separate account portfolios and synthetic guaranteed investment contracts are fully benefit responsive and thus, are stated at cost plus accrued interest, using the contracted interest rates applied to the daily account balances. Mutual Funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Common/Collective Trust Funds are stated at the fair value of all underlying assets as reported by the applicable custodian. Loans to participants, short-term investments, and cash are valued at cost which approximates fair value. Common Stock is valued at its quoted market price at year-end.

                         THRIFT PLAN FOR EMPLOYEES
                                     OF
                         CONOCO INC. (THE "COMPANY")

                 NOTES TO FINANCIAL STATEMENTS - (Continued)


          The Company may, at its option, issue DuPont common stock in lieu of cash contributions to the DuPont Common Stock Fund and also in lieu of cash dividends on DuPont common stock. The number of shares issued is based upon the cash value of the contributions and dividends divided by the market value of DuPont common stock at the end of the month of issue. Shares of DuPont common stock are allocated to participants in the DuPont Common Stock Fund based on the ratio of the amount deposited to each participant's account to the total amount contributed to the Fund.

          Dividend income is recorded on the ex-dividend date and interest income is recorded when earned. Realized gains and losses on the sale of the DuPont Common Stock Fund investment securities are based on average cost of the securities sold. Purchases and sales are recorded on a trade date basis.

RECLASSIFICATIONS

          Certain reclassifications have been made from the prior year to conform to the current year presentation.

USE OF ESTIMATES

          The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from those estimates.

NOTE 3 -- INVESTMENTS

          The Fixed Income Fund option provided by the Plan is also available to Participants in the Investment Plan for Salaried Employees of Consol Inc. (the "Consol Plan"), administered by Consol Inc., a corporate joint venture owned equally by DuPont and subsidiaries of RWE AG of Germany, and Sentinel Transportation Company Thrift Plan (the "Sentinel Plan") administered by Sentinel Transportation Company, a wholly-owned subsidiary of DuPont. Accordingly, the investments in these funds by Participants in the Plan and the Consol and Sentinel Plans have been commingled for investment purposes; however, the three plans' assets are accounted for separately by the trustee.

                         THRIFT PLAN FOR EMPLOYEES
                                     OF
                         CONOCO INC. (THE "COMPANY")

                 NOTES TO FINANCIAL STATEMENTS - (Continued)


          The Fixed Income Fund consists of guaranteed investment contracts
(GIC), separate account portfolios (SAP) and synthetic guaranteed investment contracts (SYN).

          The following individual contracts represent more than 5% of the net assets available for benefits for the years ended December 31, 1996 and 1995:

          Metropolitan Life Insurance Co.  -  7.26%, 6/30/01 (SAP)
          Prudential Insurance Co.         -  8.26%, 6/30/98 (SAP)
          Prudential Insurance Co.         -  7.08%, 6/30/98 (SAP)

          The ending balances of these contracts are listed below:

                                           Current Value    Current Value
                                             12/31/96         12/31/95

          Metropolitan Life Insurance Co.   $ 194,120        $ 181,849
          Prudential Insurance Co.            184,706          172,191
          Prudential Insurance Co.            182,121          171,596

          The crediting interest rates ranged from 5.74% to 9.96% for the years ended December 31, 1996 and 1995. The fund's blended rate of return for the year was 7.99% in 1996 and 8.33% in 1995.

          The crediting rates for SAP and SYN contracts are reset annually and are based on the market value of the underlying portfolio of assets backing these contracts. Inputs used to determine the crediting rate include each contract's portfolio market value, current yield-to-maturity, duration (i.e., weighted average life), and market value relative to contract value. All contracts have a guaranteed rate of 0% or higher.

                         THRIFT PLAN FOR EMPLOYEES
                                     OF
                         CONOCO INC. (THE "COMPANY")

                 NOTES TO FINANCIAL STATEMENTS - (Continued)


          The contract values and fair values of investment contracts as of December 31, 1996 are as follows:

                                            Contract Value      Fair Value
                                           ----------------     ----------
                                                (Dollars in Thousands)

Guaranteed Investment Contracts               $  562,535        $  582,146
Synthetic Guaranteed Investment Contracts        721,062           721,062
Separate Account Guaranteed Investment           668,952           691,939
  Contracts                                   ----------        ----------
                                              $1,952,549        $1,995,147
                                              ==========        ==========

          Included in the fair value of synthetic guaranteed investment contracts is ($973) related to wrapper contracts which guarantee the contract value of the synthetic guaranteed investment contracts for participant-initiated withdrawal events.


NOTE 4 -- REALIZED AND UNREALIZED GAINS AND LOSSES

          Realized and unrealized gains and losses are calculated based upon historical cost of assets. Such gains and losses are computed on a current value basis for Form 5500. The difference may result in a differing classi-fication between realized and unrealized but the total gain or loss will be unaffected.


NOTE 5 -- INCOME TAX STATUS

          The Internal Revenue Service has determined and informed the Company by a letter dated August 7, 1995 that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.

                         THRIFT PLAN FOR EMPLOYEES
                                     OF
                         CONOCO INC. (THE "COMPANY")

                 NOTES TO FINANCIAL STATEMENTS - (Continued)


NOTE 6 -- RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

          The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                                         December 31
                                                    1996            1995
                                                -----------     -----------
                                                   (Dollars in Thousands)
Net assets available for plan benefits
  per the financial statements                  $2,867,058      $2,609,424
Less:  Amounts allocated to
  withdrawing participants                          (1,802)           (682)
                                                -----------     -----------
Net assets available for plan benefits
  per the Form 5500:                            $2,865,256      $2,608,742
                                                ===========     ===========


The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                         Year Ended
                                                      December 31, 1996
                                                     --------------------
                                                    (Dollars in Thousands)

Benefits paid to participants per the
  financial statements                                      $191,823
Add:  Amounts allocated to withdrawing
      participants at December 31, 1996                        1,802
Less: Amounts allocated to withdrawing
      participants at December 31, 1995                         (682)
                                                          ------------
Benefits paid to participants per the Form 5500             $192,943
                                                          ============

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

NOTE 7 -- RELATED PARTY TRANSACTION

          Certain Plan investments are shares of mutual funds managed by the Trustee. Therefore, transactions in these investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

                         THRIFT PLAN FOR EMPLOYEES
                                     OF
                         CONOCO INC. (THE "COMPANY")

                 NOTES TO FINANCIAL STATEMENTS - (Continued)


NOTE 7 -- SUBSEQUENT EVENTS

          (A) Effective January 1, 1997, the regular savings contribution limit was increased to 19% of monthly pay. This new limit continues to be subject to legal limitations.

          (B) Effective January 1, 1997, retired Members rehired as temporary employees who are in monthly payment status from the Plan will be allowed to elect to continue or discontinue their monthly payments while employed.

          (C) Effective July 1, 1997, the following additional investment funds will be available to Plan Participants:

          Index Funds
          Small Company Stock Index Fund
          International Stock Index Fund

          Asset Allocation Portfolios
          Conservative Asset Allocation Portfolio
          Moderate Asset Allocation Portfolio
          Aggressive Asset Allocation Portfolio

          Mutual Funds
          AIM Constellation A
          AIM Value A
          Fidelity Fund
          Fidelity Equity - Income
          Fidelity Growth & Income
          Fidelity Low-Priced Stock
          Franklin Balance Sheet Investment
          Franklin Growth I
          Franklin Small Cap Growth I
          Hotchkis & Wiley International
          Janus Enterprise
          Janus Mercury
          Merrill Lynch Growth A
          MFS Research A
          MFS Total Return A
          Templeton Foreign I
          Templeton Growth I

          Also effective July 1, 1997, the Merrill Lynch Equity Index Trust will be renamed Large Company Stock Index Fund.


                                   PAGE 23

                                 SCHEDULE I
                          THRIFT PLAN FOR EMPLOYEES
                                     OF
                         CONOCO INC. (THE "COMPANY")

          ITEM 27A-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                              DECEMBER 31, 1996


     Description                                    Cost       Current Value
     -----------                                 ----------    -------------
                                                   (Dollars in Thousands)
Aetna Life Insurance Co.-9.32%, 6/1/99 (GIC).....$  62,200      $   62,200
Aetna Life Insurance Co.-9.89%, 6/1/00 (GIC).....   69,274          69,274
Aetna Life Insurance Co.-7.76%, 1/2/01 (SAP).....  108,005         108,005
Bankers Trust Co.-5.74%, 12/31/01 (SYN)..........   92,116          92,116
Bankers Trust Co.-7.67%, 12/31/25 (SYN)..........   70,514          70,514
CDC Investment Mgmt. Corp.-7.1%, 10/1/02 (SYN)...   38,288          38,288
CDC Investment Mgmt. Corp.-6.8%, 10/1/02 (SYN)...   31,573          31,573
Citibank-7.40%, 8/31/01 (SYN)....................   44,892          44,892
Deutsche Bank-6.34%, 12/31/25 (SYN)..............   96,941          96,941
Metropolitan Life Insurance Co.-7.26%,6/30/01(SAP) 194,120         194,120
J. P. Morgan-5.62%, 7/1/97 (SYN).................  103,957         103,957
New York Life Insurance Co.-9.71%, 6/1/99 (GIC)..   64,210          64,210
New York Life Insurance Co.-9.11%, 6/1/99 (GIC)..   61,639          61,639
Principal Financial Group-9.5%, 6/1/98 (GIC).....   59,097          59,097
Principal Financial Group-9.10%, 6/1/99 (GIC)....   59,651          59,651
Providian Capital Management-6.10%, 1/4/99 (SYN).  121,528         121,528
Prudential Insurance Co.-9.66%, 6/1/98 (GIC).....   59,800          59,800
Prudential Insurance Co.-9.96%, 6/1/98 (GIC).....   61,164          61,164
Prudential Insurance Co.-8.26%, 6/30/98 (SAP)....  184,706         184,706
Prudential Insurance Co.-7.08%, 6/30/98 (SAP)....  182,121         182,121
Travelers Insurance Co.-9.66%, 6/1/00 (GIC)......   65,500          65,500
Union Bank of Switzerland-6.67%, 1/1/01 (SYN)....  121,253         121,253
                                                ----------      ----------
  Total GIC, SAP and SYN                        $1,952,549      $1,952,549

Fidelity Magellan                                  127,595         141,847
3-Way Asset Allocation Fund                         42,736          62,973
DuPont Common Stock Fund                           257,308         475,483
Loans to Participants (8.0%-8.5%)                   36,945          36,945
Short-Term Investments & Cash                       21,204          39,562
Merrill Lynch Equity Index                          44,173          57,610
Merrill Lynch Global Holdings                       30,406          32,682
Merrill Lynch Capital Fund                          29,105          31,264
Merrill Lynch Basic Value Fund                      26,823          30,303
                                                ----------      ----------
Total Investment Portfolio                      $2,568,844      $2,861,218
                                                ==========      ==========

GIC-Guaranteed Investment Contract
SAP-Separate Account Portfolio.
SYN-Synthetic Guaranteed Investment Contract.


                                   PAGE 24

                                 SCHEDULE II
                          THRIFT PLAN FOR EMPLOYEES
                                     OF
                         CONOCO INC. (THE "COMPANY")

                ITEM 27D-SCHEDULE OF REPORTABLE TRANSACTIONS
                    FOR THE YEAR ENDED DECEMBER 31, 1996

                           (DOLLARS IN THOUSANDS)

                  TRANSACTION OR SERIES OF TRANSACTIONS IN
     EXCESS OF 5% OF CURRENT VALUE OF PLAN ASSETS AS OF JANUARY 1, 1996


                                            Contract  Current
Identity                                    Value/    Value On
of Party   Description  Purchase   Sales    Cost of   Transaction Gain On
Involved    of Asset     Price     Price    Asset     Date        Transaction
--------   -----------  ---------  -------  -------  -----------  -----------
DuPont    Common Stock  $207,068            $207,068   $207,068

DuPont    Common Stock           $243,680    191,016    243,680    $52,664



Aetna     SAP            142,248             142,248    142,248



Fidelity  Magellan Fund   73,933              73,933     73,933

Fidelity  Magellan Fund            77,073     75,221     77,073      1,852



















Note: Aetna represent transactions for the Conoco, Consol and Sentinel Plans on a commingled basis.


                        EXHIBIT INDEX


Exhibit
Number                                          Description
-------                              ----------------------------------

  24                                 Consent of Independent Accountants.

                                                                Exhibit 24


                     CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-36339) of E. I. du Pont de Nemours and Company of our report dated June 6, 1997 which appears on page 5 of this Form 11-K/A, as amended.




PRICE WATERHOUSE LLP


Philadelphia, Pennsylvania

July 16, 1997